22003027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70060

SEC Mail Processing

FEB 16 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StartEngine Primary, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3900 W ALAMEDA AVE, SUITE 1200
(No. and Street)

BURBANK (City) CA (State) 91505 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Marks (Name) (800) 469-5785 (Area Code – Telephone Number) howard@startengine.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

B F Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Avenue (Address) Lakewood (City) CO (State) 80226 (Zip Code)

05/11/2010 (Date of Registration with PCAOB)(if applicable) 5041 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Howard Marks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StartEngine Primary. LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☒ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 9 day of February, 2022 by
Date *Month* *Year*

(1) Howard Marks

(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ALEXANDRA KELSEY
COMM. #[redacted]
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires July 31, 2023

Signature Alexandra Kelsey
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Sec. Exchange X-17A-5 **Document Date:** N/A

Number of Pages: 2 **Signer(s) Other Than Named Above:** ______

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of StartEngine Primary, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StartEngine Primary, LLC (the "Company") as of December 31, 2021, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2019
Lakewood, CO
February 9, 2022

StartEngine Primary LLC
Statement of Financial Information
As of December 31, 2021

Assets		
Current assets:		
Cash	$	5,429,775
Marketable securities		-
Accounts receivable, net of allowance		801,411
Other current assets		3,368,503
Total current assets		9,599,689
Property and equipment, net		-
Investments - warrants		1,172,418
Investments - stock		964,566
Intangible assets		-
Other assets		-
Total assets	$	11,736,673
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	8,868
Accrued liabilities		1,194,338
Deferred revenue		-
Due to Related Party		2,024,142
Total current liablities		3,227,348
Total liablities		3,227,348
Commitents and contingencies		
Stockholders' equity:		
Members' Equity		8,509,325
Total stockholders' equity		8,509,325
Total liabilities and stockholders' equity	$	11,736,673

See accompanying notes to financial statements

StartEngine Primary LLC
Statements of Income
For the year ended December 31, 2021

Revenues	$	8,041,287
Cost of revenues		2,489,281
Gross profit		5,552,006
Operating expenses:		
General and administrative		1,081,324
Sales and marketing		1,129,984
Research and development		617,043
Total operating expenses		2,828,351
Operating loss		2,723,655
Other expense (income), net:		
Other expense (income), net		-
Total other expense (income), net		-
Loss before provision for income taxes		2,723,655
Provision for income taxes		17,790
Net loss		2,705,865

See accompanying notes to financial statements

StartEngine Primary LLC
Statement of Member's Equity
For the year ended December 31, 2021

Balance December 31, 2020	$	3,053,460
Member's Contributions		2,750,000
Net Income		2,705,865
Balance December 31, 2021	$	8,509,325

The accompanying notes are an integral part of these financial statements

StartEngine Primary LLC
Statements of Cash Flows
As of the year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	2,705,865
Adjustments to reconcile net loss to net cash used in operating activites:		
Bad debt expense		(36,065)
Fair value of Securities received for fees		(1,729,754)
Changes in operating assets and liabilites:		
Accounts receivable		(391,642)
Other current assets		535,558
Accounts payable		(22,829)
Accrued liabilities		121,743
Net cash used in operating activities		1,182,876
Cash flows from investing activities:		
Purchase of marketable securities		
Sale of marketable securities		-
Net cash (used in) provided by investing activities		-
Cash flows from financing activities:		
Members' Contributions		2,750,000
Net cash provided by financing activities		2,750,000
Increase in cash and cash equivalents		3,932,876
Cash and cash equivalents, beginning of period		1,496,899
Cash and cash equivalents, end of period	$	5,429,775
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	12,612

See accompanying notes to financial statements

StartEngine Primary LLC
Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

StartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Marketable securities and warrants owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting charge is the difference between cost and market (or fair value) during the period is included in income.

The Company, with the consent of its Members, has elected to be an LLC. LLC's provide that the Member's rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a gross receipts tax. The Company files a consolidated tax return and no income tax provision is being accounted for.

The management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 03, 2022 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2019, 2020 and 2021.

The Company leases office space on an expense sharing agreement with an affiliated Company. The Company's rent expense for year ended December 31, 2021 was $10,519.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable as the Company has an expense sharing agreement for rent.

Fair Value of Financial Instruments

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets
Stocks: Restricted quoted market price at major stock markets unable to trade due to stock restriction

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2021:

	Assets at Fair Value as of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Securities	-	2,136,984	-	2,136,984

Note 3: Related Party Activity

At December 31, 2021, the Company had $2,024,142 due from a related party, respectively. The relationship is common ownership with the Company.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 0.49 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had net capital of $2,202,427, which was $1,987,271 in excess of its required net capital of 250,000 or 6 2/3 or aggregate indebtedness which is $215,156. In this case the minimum net capital is $250,000 and the Company's ratio of aggregate indebtedness $215,156 to net capital was 1.47 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 5: – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

StartEngine Primary LLC
Net Capital Computation
For the year ended December 31, 2021

Member Contributions	$3,390,100.00	
Retained Earnings	2,413,359.86	
Net Income (current year earnings)	2,705,865.35	
Total Equity		$8,509,325.21
FINRA Flex-Funding	$ 10,153.91	
Accounts Receivable	816,862.70	
Other Receivables	23,585.27	
Other Receivables - Unbilled Revenues	6,100.00	
Advertising Loan	2,450,711.62	
Investments - Warrants	1,172,417.84	
Investments - Common Shares	964,566.21	
Other Receivables (reimbursable exp)	845,276.59	
Prepaid Expense	17,224.00	
Total Non-Allowable Assets		$6,306,898.14
TOTAL NET CAPITAL		**$2,202,427.07**
Aggregate Indebtedness	3,227,347.93	
X 6 2/3%	x 6 2/3%	
	215,156.31	
Minimum Net Capital	250,000.00	
Greater of the two:		215,156.31
Excess Net Capital		**$1,987,270.76**

STARTENGINE PRIMARY, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of StartEngine Primary, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) StartEngine Primary, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 9, 2022

StartEngine Primary, LLC Exemption Report

I, as member of the management of StartEngine Primary, LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to providing broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, and private placements of securities.

The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.

StartEngine Primary, LLC

Howard Marks

Howard Marks

02 / 09 / 2022

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